

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 17, 2022

Man Chak Leung
Chief Executive Officer
Metal Sky Acquisition Corp
132 West 31st Street, First Floor
New York, NY 10001

> **Re: Metal Sky Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 8, 2022**
> **File No. 333-260251**

Dear Mr. Leung:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed March 8, 2022

General

1. We note your revised disclosure on the cover page and throughout the prospectus that you will not consider or undertake a business combination or other transaction with a VIE or with any other entity or business with its principal or a majority of its business operations in China, including Hong Kong and Macau. Please revise to also address business combinations or other transactions where the entity or business is based in those locations.

You may contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert C. Brighton, Jr.